UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

WESTERN COPPER AND GOLD CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	98-0496216
(State or other jurisdiction of in	(I.R.S. Employer
Company or organization)	Identification No.)

Suite 2050 – 1111West Georgia Street	V6E 4M3
Vancouver, British Columbia, Canada	(Zip Code)
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be
registered

Rights to Purchase common shares, no par value	NYSE MKT

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [x]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [ ]

Securities Act registration file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered

Background to the Rights Plan Agreement

Effective April 24, 2013, the board of directors of the Company (the “Board”) adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan has been implemented by way of a shareholder rights plan agreement (the “Rights Plan Agreement”) dated as of April 24, 2013 between Western Copper and Gold Corporation (“Western” or the “Company”) and Computershare Investor Services Inc., as rights agent. The Rights Plan Agreement provides that it must be ratified by shareholders of the Company not later than October 24, 2013. The Toronto Stock Exchange (the “TSX”) also requires that such ratification be obtained. The Rights Plan must be ratified by the shareholders to remain in effect. The shareholders will be asked to vote on the Rights Plan Agreement at Western’s 2013 annual general meeting (the “Meeting”) scheduled on June 20, 2013.

The Rights Plan Agreement must be ratified by a majority of the votes cast at the Meeting by holders of common shares, and, if applicable, by a separate majority vote excluding any votes cast by (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding common shares, and (ii) the associates, affiliates and insiders of such shareholders. Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

The Rights Plan Agreement has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

Summary of the Rights Agreement

The following is a brief summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan Agreement, which has been filed herewith as an Exhibit and incorporated by reference herein. This summary description of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan Agreement. All capitalized terms used but not defined herein are defined in the Rights Plan Agreement.

Term

Provided the Rights Plan Agreement is confirmed at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Company in 2016 unless the term of the Rights Plan Agreement is terminated earlier. The Rights Plan may be extended beyond 2016 for an additional three-year period by resolution of shareholders at such meeting in accordance with the provisions of the Rights Plan Agreement, and for subsequent three-year periods on the same basis. If the Rights Plan Agreement is not confirmed at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting and all Rights issued under the Rights Plan will be cancelled.

Issue of Rights

One right (a “Right”) has been issued by the Company pursuant to the Rights Plan Agreement in respect of each Common Share outstanding at 4:00 p.m. (Vancouver time) on April 24, 2013 (the “Record Time”). One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued after the Record Time. Rights are also attached to common shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the common shares.

Separation of Rights

The Rights will separate from the common shares to which they are attached and become exercisable at the time (the “Separation Time”) which is 10 trading days following the earlier of the date a person becomes an Acquiring Person (as defined below) or the date of commencement or announcement of an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).

The issuance of the Rights is not dilutive until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently hold or trade their common shares.

Rights Exercise Privilege

Any transaction or event in which a person (an “Acquiring Person”), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan Agreement) of 20% or more of the voting shares of the Company is referred to as a “Flip-in Event”. Upon the occurrence of a Flip-in Event, any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a 50% discount to their market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of the outstanding common shares as of the Record Time is exempt from the dilutive effects of the Rights Plan.

Permitted Bid Requirements

A “Permitted Bid” is a take-over bid made by means of a take-over bid circular and that also complies with the following:

(a)	the take-over bid is made to all holders of voting shares as registered on the books of the Company, other than the offeror, for all of the voting shares held by them;

(b)

the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(c)

the take-over bid contains an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take- over bid may be withdrawn until taken up and paid for; and

(d)

the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except item (b) above, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company at the time of the granting of the waiver by the Board. With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of voting shares, waive the application of the Rights Plan to such Flip-in Event.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price (as defined in the Rights Plan Agreement), the number and nature of securities that may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends or subdivisions, consolidations, reclassifications or other changes in the outstanding common shares, pro rata distributions to holders of common shares and other circumstances where adjustments are a requirement to appropriately protect the interests of the holders of Rights.

Board of Directors

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, if or when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate. It is not the intention of the Board to secure the continuance of existing directors or officers to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director. The proxy mechanism of the Business Corporations Act (British Columbia) is not affected by the Rights Plan Agreement, and a shareholder may use his, her or its statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Amendment

The Company may, prior to the date of the Meeting, without the approval of the holders of Rights or common shares, supplement or amend the Rights Plan Agreement and may, after the date of the Meeting (provided the Rights Plan Agreement is ratified, confirmed and approved by shareholders at the Meeting) with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Rights Plan Agreement. The Company may make amendments to the Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect. However, the power of the Board to issue additional common shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

Item 2.	Exhibits

     See the Exhibit Index hereto.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on May 6, 2013.

WESTERN COPPER AND GOLD CORPORATION

By: /s/ Julien François
Name: Julien François
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Shareholder Rights Plan Agreement, dated effective as of April 24 2013, between Western Copper and Gold Corporation and Computershare Investor Services Inc., as rights agent

2.2	Form of Rights Certificate (included as Exhibit A to Exhibit 2.1 hereto)